EXHIBIT 12

HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31, 2004	March 29 through March 31, 2003	January 1 through March 28, 2003
(In millions)	(Successor)	(Successor)	(Predecessor)
Net income	$552.2	$10.1	$460.7
Income taxes	285.8	5.5	240.6

Income before income taxes	838.0	15.6	701.3

Fixed charges:
Interest expense(1)	510.7	14.1	785.3
Interest portion of rentals(2)	11.2	.5	15.3

Total fixed charges	521.9	14.6	800.6

Total earnings as defined	$1,359.9	$30.2	$1,501.9

Ratio of earnings to fixed charges	2.61	2.07	1.88

(1)	For financial statement purposes for the periods January 1 through March 28, 2003 and March 29 through March 31, 2003, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.
(2)	Represents one-third of rentals, which approximates the portion representing interest.